SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                           SCHEDULE 13G


              Under the Securities Exchange Act of 1934
                             (Amendment No. 1  )*




           PRISM SOFTWARE CORP       (psof)
          -----------------------------------------
                     (Name of Issuer)


                    Common Stock
          -----------------------------------------
                     (Title of Class of Securities)

                        74264610
         -----------------------------------------
                   (CUSIP Number)





Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages

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CUSIP NO. 74264610            13G        PAGE  2  OF 6  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kennedy Capital Management, Inc.    Tax ID #43-1225960


2    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP*


                  (a) [      ]
                  (b) [  X ]



3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Missouri Corporation

                   5    SOLE VOTING POWER

                                    7,477,778          19.7%


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                     None
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                          7,477,778           19.7%


                    8    SHARED DISPOSITIVE POWER

                         None


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON

             7,477,778 shares

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW 9

            19.7%


  12   TYPE OF REPORTING PERSON*

            IA

============================================


CUSIP NO. 74264610            13G


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Conrad Von Bibra

2    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP*


                  (a) [      ]
                  (b) [  X ]



3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

                   5    SOLE VOTING POWER

                        None

   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                     None
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                            None


                    8    SHARED DISPOSITIVE POWER

                     None


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON

             4,400,000 shares


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW 9

            11.6%


  12   TYPE OF REPORTING PERSON*

            IN



          SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 10549

                   ---------------------------------

          SCHEDULE 13G UNDER THE SECURITIES

                     EXCHANGE ACT OF 1934

                  ---------------------------------



Item 1.    (a).  Name of Issuer:

                      PRISM SOFTWARE CORP

        (b).  Address of Issuer's Principal Executive
               Offices:

          23696 Birthher
          Lake Forest, CA  92630


Item 2.    (a).  Name of Person Filing:

                      Kennedy Capital Management, Inc.

                      Conrad Von Bibra

               (b).  Address of Principal Business Office:

          Kennedy Capital Management, Inc.
                10829 Olive Blvd.
                 St. Louis, MO  63141

          Conrad Von Bibra
          c/o Kennedy Capital Management, Inc.
          10829 Olive Blvd.
          St. Louis, MO  63141



                              Page 3 of 6 Pages


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Item 2.  (c).    Citizenship:

          Kennedy Capital Management, Inc. is a Missouri Corporation.

          Conrad Von Bibra is a United States citizen.



             (d).    Title of Class of Securities:

                      Common Stock

             (e).    CUSIP Number:

                      74264610

Item 3.        This statement is filed pursuant to Rule
             13d-1(b)(ii)(E) as to Kennedy Capital Management, Inc., which is an investment adviser registered under
             Section 203 of the Investment Advisers
             Act of 1940.

          The statement is filed pursuant to Rule 13d-1(c) as to Conrad Von Bibra.


Item 4.            Ownership.


           (a).    Amount Beneficially Owned

                     7,477,778 shares including 4,400,000 shares held for the account of Conrad Von Bibra

           (b).    Percent of Class:

                     19.7% including 11.6% held for the account of Conrad Von Bibra.

           (c).    Number of Shares as to which such entity has:

              (i)  sole power to vote or to direct the
              vote:  7,477,778 shares for Kennedy Capital
              Kennedy Capital Management, Inc. and none
              For Conrad Von Bibra.


              (ii)  shared power to vote or to direct
              the vote:     None for Kennedy Capital
              Management, Inc. and none for Conrad
              Von Bibra.


              (iii)  sole power to dispose or to direct
              the disposition of:  7,477,778 shares for Kennedy
              Capital Management, Inc. and none for
              Conrad VonBibra.


              (iv)  shared power to dispose or to direct
               the disposition of:   None for Kennedy Capital
               Management, Inc. and none for Conrad Von Bibra.





                              Page 4 of 6 Pages

Item 5.            If this statement is being filed to report
                 the fact that as of the date hereof the
                 reporting person has ceased to be the
                 beneficial owner of more than five
                 percent of the class of securities, check
                 the following. [    ]



Item 6.     Ownership of More Than Five Percent on
                 Behalf of Another Person:



Item 7.            Identification and Classification of
                Subsidiaries which Acquired the Security
                Being Reported on by the Parent Holding
                Company:



Item 8.            Identification and Classification of Members
                of the Group:



                              Page 5 of 6 Pages

Item 9.             Notice of Dissolution of Group:



Item 10.           Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


          Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




               By:  Gerald Kennedy
               ----------------------------
                   Title: President


Dated:  8/7/98


Exhibit A

Agreement

This agreement is made as of August 1, 1998 by and between Kennedy Capital Management, Inc. (KCM) and Conrad Von
Bibra, both individually and as Trustee of the Edith H. Von Bibra
Trust dated 12/9/69 (Von Bibra).

Whereas, KCM is an investment adviser registered with the Securities and Exchange Commission pursuant to Section
203 of the Investment Advisers Act of 1940, as amended, and

Whereas, Von Bibra has retained KCM as an investment adviser, and

Whereas, KCM, in the exercise of its investment discretion, purchased shares of Prism Software Corp. (PSOF) for the accounts of Von Bibra,

Now, therefore, in consideration of the premises and the covenants set forth below, KCM and Von Bibra agree as follows:

1. Von Bibra represents that he has not acquired the securities of PSOF with any purpose, or with the effect of, changing or influencing the control of PSOF, or in connection with or as a participant in any transaction having that purpose or effect.

2. KCM and Von Bibra shall, so long as both parties are required to report beneficial ownership of PSOF pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules of the Securities and Exchange Commission thereunder and are permitted to file such reports on Schedule 13G, file one statement with respect to the beneficial ownership of KCM and Von Bibra of the outstanding common stock of PSOF.

3.   KCM shall prepare and file such Schedule 13G.

4.   This agreement shall be attached as an exhibit to such
Schedule 13G.


Conrad Von Bibra, individually
And as Trustee for the Edith H.
Von Bibra Trust dated 12/9/69

/s/ Conrad Von Bibra
---------------------------
Conrad Von Bibra



Kennedy Capital Management, Inc.

/s/ Gerald T. Kennedy
-----------------------------
Gerald T. Kennedy
President